Exhibit 99.1

Secoo Reports Unaudited Second Quarter 2019 Results

BEIJING, August 29, 2019 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Highlights for Second Quarter 2019:

•                  GMV1 reached RMB3,238.8 million (US$471.8 million) for Q2 2019, representing an increase of 95.9% from RMB1,653.4 million in Q2 2018.

•                  Total number of orders2 was 954.8 thousand for Q2 2019, representing an increase of 109.4% from 455.9 thousand in Q2 2018.

•                  Number of active customers3 increased by 67.7% to 428.4 thousand for Q2 2019 from 255.5 thousand in Q2 2018.

•                  Total revenues reached RMB1,712.1 million (US$249.4 million) for Q2 2019, increasing by 40.3% from RMB1,220.1 million in Q2 2018.

•                  Gross margin was 18.9% for Q2 2019, compared to 18.3% in Q2 2018.

•                  Net income was RMB40.1 million (US$5.8 million) for Q2 2019, compared with RMB36.4 million in Q2 2018.

•                  Non-GAAP net income4 was RMB43.0 million (US$6.3 million) for Q2 2019, compared with RMB41.0 million in Q2 2018.

1 GMV, or Gross Market Value, refers to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

2 Total number of orders refers to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

3 Active customer refers to a customer who made at least one account purchase during the period presented.

4 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “We achieved solid performance in the second quarter with robust GMV of RMB3.24 billion and total revenues of RMB1.71 billion, representing strong year-over-year growth of 95.9% and 40.3%, respectively. The progress was achieved through our relentless efforts in building out our boutique platform and marketplace through direct partnerships with elite brands worldwide. Since the second quarter to date, we added direct cooperation with 190 domestic and international brands, demonstrating our ability to attract brands and Secoo’s own sterling brand awareness in the upscale shopping and lifestyle industry.

“We are excited about the expansion of both selection and offerings on our platform, as we continued to achieve sustained growth in both the active customer and paid membership base. In the second quarter, our active customers reached 428,400, representing a substantial growth of 67.7% year over year, and 59.3% of which sign up our paid membership, frequently returning to our platform to make purchases. The healthy growth of our number of active customers was also in part, thanks to our technology advancement throughout our online and offline integrated platform,  enhancing customer engagement and their shopping experience, both online and offline. Ultimately, the growing customer base reflects the enormous and ever-expanding market demand for upscale products and services from China’s rising consumers in pursuit of an exquisite lifestyle. We are well positioned to evolve with market preference by strengthening and extending our trusted supply chain system and brand partnership across the globe to capture this tremendous opportunity in the luxury lifestyle industry,” Mr. Li concluded.

“Our solid second quarter results underscore the successful execution of our core business strategy in building China’s leading premium lifestyle platform by leveraging both our online and offline capabilities with broadened brand relationships and enhanced customer experience,” said Mr. Shaojun Chen, Chief Financial Officer of Secoo. “During the quarter, we realized total revenues of RMB1,712.1 million, exceeding the high end of our guidance range. Moreover, we reported an impressive 44.7% year-over-year increase in gross profit with gross margin of 18.9%, up 60 basis points compared with 18.3% in the same period of last year. The promising growth in gross profit and gross margin improvement were driven by the increasing contribution from our marketplace business and the expansion of our platform as illustrated by strong GMV and revenue growth. We also maintained our positive momentum on the bottom line, delivering a net profit of RMB40.1 million in this quarter. We remain dedicated to serving both our growing merchants and customers with superior experience and elevated efficiency, and look forward to further strengthening our execution capabilities in order to seize the opportunities that lay ahead of this growing industry.”

Recent Developments

•                  During the second quarter of 2019, Secoo launched the “618” mid-year promotion festival and a variety of promotional events backed by its preeminent big-data technology and supply chain capability, coupled with various Secoo premium membership promotion initiatives. Benefitting from these marketing events, the Company achieved outstanding performance in attracting new customers.

•                  From the second quarter of 2019 to date, Secoo expanded direct collaborations with 190 brands, including sought-after footwear brand - UGG, luxury fashion brand from Paris — Balmain. In addition, Prada, Miumiu, René Caovilla, and Michael Kors have all successfully launched their official stores on the Secoo platform, bringing superior high-profile shopping experiences and product and service offerings to our customers.

•                  Most recently, Secoo partnered with seven luxury brands including Balmain, Roger Vivier, Aspinal of London, in launching the “Season of Love” special collection for Chinese Valentine’s Day with limited-edition products exclusively for high-end customers on Secoo. Brands are increasingly choosing to launch exclusive sales on Secoo’s platform, delivering online and offline trunk shows or new arrival events in collaboration with Secoo. This has been exemplified by a variety of brand marketing events during the quarter, such as the initial launch of “Observation,” a limited-edition collection co-designed by “Shang Xia” brand under Hermès and a contemporary artist, Chen Man.

•                  Secoo further deepened cooperation with LuisaViaRoma (“LVR”) and El Corte Ingles. LVR is a leading Italian luxury retailer that offers products from more than 500 most prestigious designer brands. Starting from mid-June, products from an increasing number of luxury brands under LVR have progressively become available on Secoo’s platform, substantially enriching the shopping experience for Secoo’s high-end customers with a broad selection of fashion choices from around the globe. El Corte Ingles is the largest department store in Europe and third largest in the world. In May, three childrenswear brands under El Corte Ingles launched in China with exclusive sales on Secoo app. In addition to collaboration in children’s brands, El Corte Ingles will team up with designers on Secoo platform for potential co-edition collections in the future.

•                  Recently, Secoo established collaboration with WallpaperSTORE*, the world top lifestyle designer brand, with the first batch of over a thousand selections of products made available on the Secoo platform, immensely broadening Secoo’s original design product offerings (“Secoo Ming”).

•                  As a part of the continuous effort to enhance Secoo’s supply chain system across the globe, in May, the Company signed a strategic agreement with a well-known Japanese logistics company, Successors Group Co. LTD, to carry out cooperation based on second-hand luxury goods.

•                  In June, Secoo and the Computing Technology Institute of Chinese Academy of Sciences established the “Computing Institute of the Chinese Academy of Sciences - Secoo AI Joint Laboratory” to develop smart authentication systems and intelligent content distribution system utilizing big-data and AI technologies.

•                  During the quarter, the Company upgraded our video content offerings on Secoo App by providing engaging short videos for users when viewing product introductions, increasing user time spent as well as free-to-paid conversion rate on Secoo. Additionally, Secoo enabled the live streaming function in the app, which allows merchants to launch and sell products more effectively through this popular digital format.

•                  The Company’s advertising business, Enabling Eco Cloud, continues to grow fast. In the second quarter, Enabling Eco Cloud not only attracted luxury advertisers such as Rolls-Royce, Mercedes-Benz, Piaget and TOD’s, but also further expanded cooperation with advertisers across broader industries including travel lifestyle, sports health, 3C digital and maternal and child.

Second Quarter 2019 Financial Results

GMV increased by 95.9% to RMB3,238.8 million (US$471.8 million) for the second quarter of 2019, from RMB1,653.4 million for the second quarter of 2018.

Total number of orders increased by 109.4% to 954.8 thousand for the second quarter of 2019 from 455.9 thousand for the second quarter of 2018.

Total revenues for the second quarter of 2019 increased by 40.3% to RMB1,712.1 million (US$249.4 million) from RMB1,220.1 million in the second quarter of 2018, primarily attributable to the continuous expansion of our operation, our lush offerings of merchandise and service combined with our creative and effective marketing activities driving the growth in our total active customers and total number of orders served during the period.

Cost of revenues increased by 39.3% to RMB1,388.3 million (US$202.2 million) for the second quarter of 2019 from RMB996.4 million for the second quarter of 2018, which was in line with the increase of total revenues.

Operating expenses increased by 63.8% to RMB273.6 million (US$39.9 million) for the second quarter of 2019 from RMB167.1 million for the second quarter of 2018.

Fulfillment expenses increased by 49.8% to RMB45.2 million (US$6.6 million) for the second quarter of 2019 from RMB30.2 million for the second quarter of 2018. The increase was primarily attributable to the growth in sales volume, including the third-party payment commission paid, as well as the increased staff compensation and benefits during the period.

Marketing expenses increased by 70.2% to RMB151.5 million (US$22.1 million) for the second quarter of 2019 from RMB89.0 million for the second quarter of 2018. The increase was primarily due to the increase in marketing promotions both online and offline, as well as the increase in staff compensation and benefits expenses.

Technology and content development expenses increased by 23.7% to RMB25.1 million (US$3.7 million) for the second quarter of 2019 from RMB20.3 million for the second quarter of 2018. The increase was primarily due to the continuous investment in the technology department with an increase in staff compensation and benefits expenses.

General and administrative expenses increased by 87.6% to RMB51.9 million (US$7.6 million) for the second quarter of 2019 from RMB27.6 million for the second quarter of 2018. The increase was primarily attributable to the increase in staff compensation and benefits during the period and the rising  professional fee and office expense charged during the period.

Income from operations was RMB50.2 million (US$7.3 million) for the second quarter of 2019, compared with RMB56.6 million for the second quarter of 2018.

Non-GAAP income from operations, which excludes share-based compensation expenses, for the second quarter of 2019 was RMB53.1 million (US$7.7 million), compared to RMB61.3 million for the second quarter of 2018.

Income tax expenses were RMB3.3 million (US$0.5 million) in the second quarter of 2019, compared to RMB10.3 million for the second quarter of 2018.

Net income increased by 10.2% to RMB40.1 million (US$5.8 million) for the second quarter of 2019 from RMB36.4 million for the second quarter of 2018.

Non-GAAP net income, which excludes share-based compensation expenses, was RMB43.0 million (US$6.3 million) in the second quarter of 2019, representing an increase of 4.8% from RMB41.0 million in the second quarter of 2018.

Net income attributable to ordinary shareholders of Secoo Holding Limited for the second quarter of 2019 was RMB38.3 million (US$5.6 million), representing an increase of 7.0% from RMB35.8 million for the second quarter of 2018.

Basic and diluted net income per share were RMB1.53 (US$0.22) and RMB1.47 (US$0.21), respectively, for the second quarter of 2019, compared to basic and diluted net income per share of RMB1.42 and RMB1.36, respectively, for the second quarter of 2018. Basic and diluted net income per American Depositary Share (“ADS”) were RMB0.76 (US$0.11) and RMB0.73 (US$0.11), respectively, for the second quarter of 2019, compared to basic and diluted net income per ADS of RMB0.71 and RMB0.68, respectively, for the second quarter of 2018.

Non-GAAP basic and diluted net income per share were RMB1.64 (US$0.24) and RMB1.58 (US$0.23), respectively, for the second quarter of 2019, compared to RMB1.60 and RMB1.53, respectively, for the second quarter of 2018.  Non-GAAP basic and diluted net income per ADS were RMB0.82 (US$0.12) and RMB0.79 (US$0.12), respectively, for the second quarter of 2019, compared to RMB0.80 and RMB0.77, respectively, for the second quarter of 2018.

Cash and Restricted Cash

As of June 30, 2019, the Company had cash and restricted cash of RMB920.6 million (US$134.1 million).

Third Quarter 2019 Guidance

The Company currently expects total revenues for the third quarter of 2019 to be in the range of RMB1.9 billion and RMB2.0 billion, which would represent an increase of approximately 20.8% to 27.2% on a year-over-year basis.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 29, 2019 (8:00 PM Beijing/Hong Kong Time on August 29, 2019).

The dial-in details for the live conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	9496898

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until September 5, 2019, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	9496898

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 400,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP income from operations, non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited, and non-GAAP basic and dilutive net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance.  We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net income per share as non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  We define non-GAAP basic and diluted net income per ADS as non-GAAP basic and diluted net income per share divided by two as two ADSs represent one ordinary share. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8650 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of June 28, 2019.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:

Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:  Secoo@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Merchandise sales	1,192,653	1,661,603	242,039	1,969,020	2,785,474	405,750
Marketplace and other services	27,478	50,509	7,357	53,604	102,025	14,862
Total revenues	1,220,131	1,712,112	249,396	2,022,624	2,887,499	420,612
Cost of revenues	(996,410)	(1,388,335)	(202,234)	(1,667,083)	(2,315,492)	(337,289)
Gross profit	223,721	323,777	47,162	355,541	572,007	83,323
Operating expenses:
Fulfillment expenses	(30,154)	(45,173)	(6,580)	(56,684)	(90,821)	(13,230)
Marketing expenses	(89,012)	(151,512)	(22,070)	(146,313)	(263,364)	(38,363)
Technology and content development expenses	(20,277)	(25,074)	(3,652)	(37,934)	(48,179)	(7,018)
General and administrative expenses	(27,645)	(51,850)	(7,553)	(34,679)	(98,092)	(14,289)
Total operating expenses	(167,088)	(273,609)	(39,855)	(275,610)	(500,456)	(72,900)
Income from operations	56,633	50,168	7,307	79,931	71,551	10,423
Other income/(expenses):
Interest expense, net	(2,564)	(27,658)	(4,029)	(3,944)	(51,349)	(7,480)
Foreign currency exchange losses	(9,700)	(1,429)	(208)	(4,321)	(536)	(78)
Others	2,289	22,269	3,244	11,401	46,156	6,723
Income before income tax	46,658	43,350	6,314	83,067	65,822	9,588
Income tax expenses	(10,286)	(3,283)	(478)	(20,786)	(9,957)	(1,450)
Net income	36,372	40,067	5,836	62,281	55,865	8,138
Income attributable to redeemable non-controlling interest	312	545	80	609	962	140
Income attributable to non-redeemable non-controlling interest	250	1,062	155	192	2,030	296
Net income attributable to Secoo Holding Limited	35,810	38,460	5,601	61,480	52,873	7,702
Accretion to redeemable non-controlling interest redemption value	—	(133)	(19)	—	(376)	(55)
Net income attributable to ordinary shareholders of Secoo Holding Limited	35,810	38,327	5,582	61,480	52,497	7,647

Net income per share
— Basic	1.42	1.53	0.22	2.43	2.09	0.30
— Diluted	1.36	1.47	0.21	2.33	2.01	0.29

Net income per ADS
— Basic	0.71	0.76	0.11	1.22	1.04	0.15
— Diluted	0.68	0.73	0.11	1.16	1.01	0.15

Weighted average number of shares outstanding used in computing net income per share
— Basic	25,280,058	25,122,199	25,122,199	25,280,058	25,122,199	25,122,199
— Diluted	26,387,317	26,087,022	26,087,022	26,387,321	26,090,272	26,090,272

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	US$
Assets
Current assets
Cash	1,034,385	828,161	120,635
Time deposits	68,632	—	—
Restricted cash	89,222	89,421	13,026
Investment in equity security	26,032	—	—
Accounts receivable	119,580	131,995	19,227
Inventories	1,712,740	2,167,274	315,699
Advances to suppliers	429,219	509,293	74,187
Prepayments and other current assets	133,551	286,802	41,777
Amount due from related parties	13,284	17,574	2,560
Total current assets	3,626,645	4,030,520	587,111
Non-current assets
Property and equipment, net	56,698	73,635	10,726
Intangible Asset and goodwill	32,680	52,341	7,624
Restricted cash	2,800	3,000	437
Investment in equity investees	2,859	39,258	5,719
Deferred tax assets	51,214	73,698	10,735
Operating lease right-of-use assets	—	155,722	22,683
Other non-current assets	19,030	15,029	2,189
Total non-current assets	165,281	412,683	60,113
Total assets	3,791,926	4,443,203	647,224

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	134,324	390,000	56,810
Accounts payable	498,579	447,878	65,241
Amount due to related parties	1,564	49,992	7,282
Advances from customers	66,954	48,677	7,091
Accrued expenses and other current liabilities	352,714	504,233	73,450
Deferred revenue	62,478	71,077	10,354
Total current liabilities	1,116,613	1,511,857	220,228
Non-current liabilities
Long-term borrowings, excluding current portion	1,151,560	1,159,573	168,911
Long-term liabilities	14,240	65,357	9,520
Non-current operating lease liabilities	—	120,045	17,485
Total non-current liabilities	1,165,800	1,344,975	195,916
Total liabilities	2,282,413	2,856,832	416,144

Mezzanine Equity
Redeemable non-controlling interest	7,587	8,925	1,300
Total mezzanine equity	7,587	8,925	1,300

Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 19,068,224 shares issued and 18,550,770 shares outstanding as of December 31, 2018 and June 30, 2019, respectively)	126	126	18
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2018 and June 30, 2019, respectively)	41	41	6
Treasury Stock (517,454 Class A ordinary shares as of December 31, 2018 and June 30, 2019, respectively, at cost)	(71,018)	(71,018)	(10,345)
Accumulated losses	(1,280,753)	(1,228,258)	(178,916)
Additional paid-in capital	2,839,342	2,845,799	414,537
Accumulated other comprehensive loss	(6,373)	(1,407)	(205)
Total equity attributable to ordinary shareholders	1,481,365	1,545,283	225,095
Non-redeemable non-controlling interest	20,561	32,163	4,685
Total equity	1,501,926	1,577,446	229,780
Total liabilities, mezzanine equity and equity	3,791,926	4,443,203	647,224

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	56,633	50,168	7,307	79,931	71,551	10,423
Add:
Share-based compensation expenses	4,676	2,938	428	13,229	6,457	941
Non-GAAP income from operations	61,309	53,106	7,735	93,160	78,008	11,364
Net Income	36,372	40,067	5,836	62,281	55,865	8,138
Add:
Share-based compensation expenses	4,676	2,938	428	13,229	6,457	941
Non-GAAP net income	41,048	43,005	6,264	75,510	62,322	9,079

Net income attributable to ordinary shareholders of Secoo Holding Limited	35,810	38,327	5,582	61,480	52,497	7,647
Add:
Share-based compensation expenses	4,676	2,938	428	13,229	6,457	941
Non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited	40,486	41,265	6,010	74,709	58,954	8,588

Non-GAAP net income per shares:
Basic	1.60	1.64	0.24	2.96	2.35	0.34
Diluted	1.53	1.58	0.23	2.83	2.26	0.33

Non-GAAP net income per ADS:
Basic	0.80	0.82	0.12	1.48	1.17	0.17
Diluted	0.77	0.79	0.12	1.42	1.13	0.16

Weighted average number of shares outstanding used in computing the adjusted net income per share
— Basic	25,280,058	25,122,199	25,122,199	25,280,058	25,122,199	25,122,199
— Diluted	26,387,317	26,087,022	26,087,022	26,387,321	26,090,272	26,090,272